NO ACT

PE
12-10-09



UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10013187

January 6, 2010



Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-6-10

Robert E. Smith
Vice President, Deputy General Counsel
and Assistant Secretary
NiSource Inc.
801 East 86th Avenue
Merrillville, IN 46410

Re: NiSource Inc.
Incoming letter dated December 10, 2009

Dear Mr. Smith:

This is in response to your letter dated December 10, 2009 concerning the shareholder proposal submitted to NiSource by Ray T. Chevedden. We also have received letters on the proponent's behalf dated December 11, 2009 and December 30, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

***FISMA & OMB Memorandum M-07-16***

January 6, 2010

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: NiSource Inc.
Incoming letter dated December 10, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of NiSource's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

There appears to be some basis for your view that NiSource may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by NiSource seeking approval of an amendment to NiSource's by-laws to allow shareholders who hold 25% of NiSource's outstanding shares the right to call a special shareholder meeting. You also indicate that the proposal and the proposed amendment sponsored by NiSource directly conflict because they include different thresholds for the percentage of shares required to call special meetings. You indicate that the proposal and the proposed amendment sponsored by NiSource present alternative and conflicting decisions for shareholders. Accordingly, we will not recommend enforcement action to the Commission if NiSource omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

December 30, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Ray T. Chevedden Rule 14a-8 Proposal**
**NiSource Inc. (NI)**
**Special Meeting Topic**

Ladies and Gentlemen:

This further responds to the December 10, 2009 no action request.

The company has the burden under Rule 14a-8(g) of establishing that an exemption applies.

In *Cypress Semiconductor* (March 11, 1998), reconsideration denied (April 3, 1998) and *Genzyme* (March 20, 2007), the Division denied no-action relief as to golden parachute and board diversity proposals, respectively, even though there appeared to be direct conflicts as to the content of the proposals, when it appeared that the company in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In this case, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the Division should not grant no-action relief to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal and the shareholder proposal is not binding, but merely recommends a different course on the same topic and can be adopted prospectively even if the management proposal should pass.

There appears to be no conflict in this case. Shareholders may well favor and vote for a proposal to enhance voting rights at a 25% level, but they may also favor adoption of a lower threshold of 10%. Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at 25% and advise the board that the shareholders would prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit productive dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

Although the company cites no-action decisions in which similar proposals were excluded, the proponents there did not cite these earlier precedents, which the Division has not overruled or modified and thus remain good law.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Robert E. Smith <robertsmith@nisource.com>

[NI: Rule 14a-8 Proposal, November 9, 2009, December 4, 2009 update]

**3 [Number to be assigned by the company] – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

We gave 64%-support to the 2009 shareholder proposal on this topic. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first 50%-plus vote. This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Moderate Concern" in executive pay. The annual incentive awards' "trigger financial goal" was lowered from $1.35 net operating earnings per share to $1.25. A reward for diminishing performance was not in the best interests of shareholders according to The Corporate Library. Our executive pay committee awarded restricted shares to our CEO Robert Skaggs because he had not received any annual incentive award since 2006.

Steven Beering had 23-years tenure (independence concern) and chaired our combination committee for nominations and executive pay. Ian Rolland (our Board Chairman) had 31-years tenure (independence concern) and was by far the most senior member of our audit committee. Six of our directors served on no other boards. This could indicate a significant lack of current transferable director experience. Richard Thompson, on our Audit Committee, continued to serve on the D-rated boards of Lennox International (LII) and Gardner Denver (GDI).

We also had no shareholder right to vote on executive pay, act by written consent, a lead director or cumulative voting. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Cypress Semiconductor Corp.
WSB No.: 031698021
Public Availability Date: Wednesday, March 11, 1998
Act Section Rule
1934 14(a) 14a-8
Abstract:
A shareholder proposal, which requests that this company make a greater effort to find qualified women and minority candidates for nomination to its board of directors, issue a public statement committing the company to a policy of board inclusiveness with a program to further these goals, and issue a report describing its efforts to encourage diversified representation on the board, its criteria for board qualification and the process of selecting board candidates and committee members, may not be omitted from the companyÆs proxy material under rules 14a-8(c)(9), 14a-8(c)(8) and 14a-8(c)(7).

Cypress Semiconductor Corp. (Recon.)
WSB No.: 060898001
Public Availability Date: Friday, April 3, 1998
Act Section Rule
1934 14(a) 14a-8
Abstract:
The Commission has determined not to review the staff's position set forth in Cypress Semiconductor Corp., SEC No-Action Letters Ind. & Summaries (WSB) #031698021 (March 11, 1998), in which the staff stated that a shareholder proposal which requests this company make a greater effort to find qualified women and minority candidates for nomination to its board of directors, issue a public statement committing the company to a policy of board inclusiveness with a program to further these goals, and issue a report describing its efforts to encourage diversified representation on the board, its criteria for board qualification and the process of selecting board candidates and committee members may not be omitted from the company's proxy material under rules 14a-8(c)(9), 14a-8(c)(8) and 14a-8(c)(7). Letters/Releases cited in SEC response: Cypress Semiconductor Corp., SEC No-Action Letters Ind. & Summaries (WSB) #031698021 (March 11, 1998)

Genzyme Corp.
WSB No.: 0326200702
Public Availability Date: Tuesday, March 20, 2007
Act Section Rule
1934 14(a) 14a-8
Abstract:
...A shareholder proposal, which urges this company's board to seek shareholder approval for future golden parachute plans that exceed 2.99 times the sum of an executive's base salary plus bonus, may not be omitted under rule 14a-8(i)(9). The staff notes the company's representation that it decided to submit the company proposal on the same subject matter to shareholders in response to receipt of this proposal.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

December 11, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Ray T. Chevedden Rule 14a-8 Proposal**
**NiSource Inc. (NI)**
**Special Meeting Topic**

Ladies and Gentlemen:

This responds to the December 10, 2009 no action request. The company does not address why it is putting the special meeting proposal to a shareholder vote when it is unnecessary according to the company bylaws (emphasis added):

ARTICLE X
AMENDMENT OF BY LAWS

**These By-Laws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors** or of the stockholders, provided notice of the proposed change was given in the notice of the meeting or, in the case of a meeting of the Board of Directors, in a notice given not less than two days prior to the meeting; provided, however, that, notwithstanding any other provisions of these By-Laws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law, the Certificate of Incorporation, any class or series of Preferred Stock or these By-Laws, the affirmative vote of at least 80 percent of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such alteration, amendment or repeal is presented to the Board for adoption), shall be required to alter, amend or repeal Article IV (c) , IV (g) , V (a) , V (b), V (c) , and V (g) of these By-Laws or this proviso to this Article X of these By-Laws.

The company provided no previous example of submitting a proposal to a shareholder vote when it could have simply been unilaterally adopted by the board.

The provisions of the company proposal will apparently be secret until the company submits its preliminary 2010 proxy. The shareholders may then learn that the company proposal for a special meeting describes a maze-infested process that would require a Clarence Darrow to navigate and in the end excludes voting on any meaningful topic such as the election of a director.

The company does not answer the question of what would happen if a 2010 shareholder vote rejects the company proposal after it is approved by the board. Shareholders could simply register their disgust with a toothless-tiger 2010 company proposal. Then the company would apparently be free to respond to a 2011 rule 14a-8 proposal on this same topic with a recycled toothless-tiger proposal.

The company maybe previewing a coming avalanche of companies putting forth limp, window-dressing special meeting proposals for unnecessary shareholder votes – solely to dodge serious rule 14a-8 proposals.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Robert E. Smith <robertsmith@nisource.com>



Robert E. Smith
Vice President, Deputy General Counsel
and Assistant Secretary
219-647-6244
219-647-6247 (Facsimile)
robertsmith@nisource.com

801 East 86th Avenue
Merrillville, IN 46410

December 10, 2009

***VIA E-MAIL***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549



Re: *Shareholder Proposal of Mr. Ray T. Chevedden*
*Securities Exchange Act of 1934 – Rule 14a-8*

Ladies and Gentlemen:

On November 9, 2009 NiSource Inc., a Delaware corporation (the "Company") received a shareholder proposal and accompanying statement in support (the "Proposal") from Mr. Ray T. Chevedden with Mr. John Chevedden appointed to act on his behalf (the "Proponent"). The Company intends to omit this proposal from the proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") because the Company will put forth its own proposal described below at its 2010 Annual Meeting and the Proposal will directly conflict with the Company's proposal.

The Company is filing this letter with the Securities and Exchange Commission (the "Commission") more than eighty (80) calendar days before the Company files its definitive 2010 Proxy Materials with the Commission in accordance with Rule 14a-8(j), and simultaneously is providing a copy of this submission to the Proponent.

We would also like to take this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company in accordance with Rule 14a-8(k).

## The Proposal

The Proposal states as follows:

"RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

## Basis for Exclusion

The Company's Certificate of Incorporation and By-Laws do not currently give shareholders the right to call a special meeting. However, the Company intends to submit a proposal for a shareholder vote at its 2010 Annual Meeting to amend the Company's By-Laws to allow shareholders who hold 25% of the Company's outstanding shares to call a special meeting of shareholders (the "Amendment"). The Proposal requests that the Company's Board of Directors amend the By-Laws to give holders of 10% of shares outstanding the power to call a special shareholder meeting. The Amendment and the Proposal both ask shareholders to approve a By-Law amendment giving shareholders the right to call a special meeting. However, while the Amendment proposes a 25% ownership threshold, the Proposal would require ownership of as little as 10% of the outstanding stock. The Proposal therefore directly conflicts with the Amendment and may be properly excluded under Rule 14a-8(i)(9).

## Analysis

Pursuant to Rule 14a-8(i)(9), a company may exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that proposals need not be "identical in scope or focus" in order for there to be a "direct conflict." Exchange Act Release No. 34-40018 (May 21, 1998, n. 27). The Staff has consistently concurred that where a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). In a no-action letter regarding another shareholder proposal submitted by Mr. John Chevedden on behalf of the submitting shareholder, the Staff concurred with the exclusion of a shareholder proposal requesting that a company adopt simple majority voting when the company planned to submit a proposal to reduce supermajority provisions from eighty percent to sixty percent. *See Heinz Company* (avail. Apr. 23, 2007). Similarly, in *EMC Corp.* (avail. Feb, 24, 2009), the Staff concurred with exclusion of a shareholder proposal requesting that EMC amend its by-laws and other governing documents to give holders of 10% of EMC's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings. As noted by the Staff, EMC had represented that it would seek shareholder approval of a by-law amendment to permit holders of 40% of EMC's outstanding common stock to call a special shareholder meeting, and the shareholder proposal and the company-sponsored proposal by EMC presented alternative and conflicting decisions for shareholders. The Staff concurred with EMC's assessment that submitting both proposals to a vote at the same shareholder meeting could provide inconsistent and ambiguous results. *See also International Paper Co.* (avail. Mar. 17, 2009). In *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005), the Staff concurred with exclusion pursuant to Rule 14a-8(i)(9) of a shareholder proposal requesting the ability to call special meetings by holders of at least 15% of the shares eligible to vote at that meeting because it conflicted with a company proposal requiring a 30% vote for calling such meetings. The Staff concurred with the company's assertion that two proposals presented "alternative and conflicting decisions for shareholders and that submitting both proposals for a vote could provide inconsistent and ambiguous results." As a result, the Staff agreed that the conflicting shareholder proposal could be excluded. *See also AT&T* (avail. Feb. 23, 2007).

In this case, the facts are substantially similar to the facts presented in each of *EMC, Heinz* and *Gyrodyne*. The Amendment, which would institute a 25% ownership threshold in order for shareholders to call a special meeting, would directly conflict with the Proposal, which requests a 10% ownership threshold in order for shareholders to take the identical action. As is the case with each of the cited precedent no action letters, the Company cannot put in place amendments to by-laws that address the ability of shareholders to call special meetings establishing share ownership thresholds of both 10% and 25%. Submitting both proposals to shareholders at the 2010 Annual Meeting would, therefore, present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results just as in *EMC, Heinz* and *Gyrodyne*.

## Conclusion

Because the Company will submit the Amendment for a shareholder vote at its 2010 Annual Meeting and the Proposal will directly conflict with the Amendment, we hereby respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal pursuant to Rule 14a-8(i)(9).

Pursuant to Rule 14a-8(j), we are simultaneously providing a copy of this submission to the Proponent. If you have any questions concerning this request or would like any additional information, please do not hesitate to call me at (219) 647-6244.

Very truly yours,



Robert E. Smith

Enclosures
cc: John Chevedden
Ray Chevedden
Carrie J. Hightman

Ray T. Chevedden RECEIVED DEC 07 2009

***FISMA & OMB Memorandum M-07-16***

Rule 14a-8 Proponent since 1997

Mr. Ian M. Rolland
Chairman
NiSource Inc. (NI)
801 E 86th Ave
Merrillville IN 46410

DECEMBER 4, 2009 UPDATE

Dear Mr. Rolland,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

***FISMA & OMB Memorandum M-07-16*** at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to:
olmsted7p (at) earthlink.net

Sincerely,

Ray T. Chevedden 11-08-09

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Gary Pottorff <gwpottorff@nisource.com>
Corporate Secretary
PH: 219 647-4222
FX: 219 647-6180

[NI: Rule 14a-8 Proposal, November 9, 2009, December 4, 2009 update]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

We gave 64%-support to the 2009 shareholder proposal on this topic. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first 50%-plus vote. This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Moderate Concern" in executive pay. The annual incentive awards' "trigger financial goal" was lowered from $1.35 net operating earnings per share to $1.25. A reward for diminishing performance was not in the best interests of shareholders according to The Corporate Library. Our executive pay committee awarded restricted shares to our CEO Robert Skaggs because he had not received any annual incentive award since 2006.

Steven Beering had 23-years tenure (independence concern) and chaired our combination committee for nominations and executive pay. Ian Rolland (our Board Chairman) had 31-years tenure (independence concern) and was by far the most senior member of our audit committee. Six of our directors served on no other boards. This could indicate a significant lack of current transferable director experience. Richard Thompson, on our Audit Committee, continued to serve on the D-rated boards of Lennox International (LII) and Gardner Denver (GDI).

We also had no shareholder right to vote on executive pay, act by written consent, a lead director or cumulative voting. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

---

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***